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www.kirkland.com	david.zhang@kirkland.com

August 23, 2023

Confidential

Mr. Patrick Kuhn
Mr. Joel Parker
Mr. Brian Fetterolf
Mr. Dietrich King

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	POMDOCTOR LIMITED

Response to the Staff’s Comments on

Amendment No. 2 to Draft Registration Statement on Form F-1

Confidentially Submitted on July 18, 2023

CIK No. 0001877971

Dear Mr. Kuhn, Mr. Parker, Mr. Fetterolf, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 11, 2023 on the Company’s amendment No. 2 to draft registration statement on Form F-1 confidentially submitted on July 18, 2023 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s Class A ordinary shares (the “Amendment No. 2”). Concurrently with the submission of this letter, the Company is submitting its amendment No. 3 to draft registration statement on Form F-1 (the “Amendment No. 3”) and an exhibit thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amendment No. 2 to address the comments, by providing an explanation if the Company has not so revised the Amendment No. 2, or by providing related supplemental or updated information. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amendment No. 3 where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Amendment No. 3.

PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 2

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 18, 2023

Cover Page

1.	We note your response to comments 4 and 17, as well as your revised disclosure that “[a]s of the date of this prospectus, there is no cash flows or transfers of other assets among the Company, our WFOE and the VIE, and there is no dividends or distributions that the VIE or its subsidiaries have made to our Company” and that “we have not made any dividends or distributions to U.S. investors.” Revise here and on page 12 to also expand your discussion to include your Hong Kong subsidiary. In connection therewith, reconcile with your description of how “[c]ash is transferred among the Company, Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd . . . ,” and in particular your disclosure that “funds are transferred to our WFOE, from the Company as needed . . . ” and that “our WFOE and the VIE lend to and borrow from each other from time to time” (e.g., revise to state that such transfers may but have not occurred, if true, as such disclosure appears to indicate that there have been certain cash flows or transfers despite your disclosure that there have been no cash flows or transfers to date). Last, where you refer to your sections entitled “Summary — Financial Significance of the VIE” and “Summary Consolidated Financial Data,” also include a reference to your consolidated financial statements in addition to such summary.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and page 13 of the Amendment No. 3.

2.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and pages 14, 83 and 84 of the Amendment No. 3.

3.	We note your section entitled “Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities” on page 12. Please also briefly discuss here such limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 14, 83 and 84 of the Amendment No. 3.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 3

4.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Clarify whether your discussion of how “[c]ash is transferred among the Company . . . ” pertains to any memorialized policy. In the alternative, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and pages 13 and 83 of the Amendment No. 3.

5.	Where you discuss that “[yo]ur corporate structure is subject to risks relating to [y]our contractual arrangements,” also explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Amendment No. 3.

6.	We note your response to comment 5 and reissue. Please state on the cover page and in the prospectus summary, as you do on page 60, that “holders of Class B ordinary shares need to keep holding at least % of total outstanding ordinary shares in order to continue to control the outcome of the above matters submitted to shareholders for approval.”

In connection therewith, we also note that you deleted your discussion of your dual class voting structure in your prospectus summary on page 11. Revise to include such description in your prospectus summary.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page and page 15 of the Amendment No. 3.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 4

Summary of Risk Factors, page 3

7.	For each summary risk factor related to your corporate structure and doing business in China, please include a cross-reference to the relevant individual detailed risk factor.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 4, 5 and 6 of the Amendment No. 3.

Permissions Required from the PRC Authorities for Our Operations and Offerings, page 5

8.	We note your disclosure regarding “permissions that are material for [your] operations.” The disclosure here should not be qualified by materiality. Please make appropriate revisions here and throughout your prospectus, as applicable. Further, in addition to discussing permission requirements from the State Administration Regulation, the CSRC and CAC, expand your discussion to address whether you, your subsidiaries or the VIE is covered by permission requirements from any other governmental agency that is required to approve you, your subsidiaries’ or the VIE’s operations. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 7, 54 and 140 of the Amendment No. 3.

9.	We note your response to comment 12, as well as your revised disclosure that “[g]iven the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant governmental authorities, we may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future.” Revise to also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amendment No. 3.

Prospectus Summary, page 6

10.	We note your response to comment 15, as well as your revised disclosure that “we still are and will be the primary beneficiary of the VIE, and for accounting purpose only, we treated the VIE . . . .” Revise to clarify that you are and will be the primary beneficiary of the VIE for accounting purposes only and only to the extent that you satisfy the conditions required for consolidation of the VIE under U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amendment No. 3.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 5

Financial Significance of the VIE, page 9

11.	Please tell us why the amounts presented for the Parent in the summary financial information herein differ from the information presented in Note 21 to your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 12 of the Amendment No. 3.

Risk Factors

“The PRC governmental authorities’ significant oversight and discretion over our business operation . . . ”, page 50

12.	We note your response to comment 24, as well as your revised disclosure that “[t]he PRC governmental authorities have significant oversight and discretion over the conduct of our business, and they may intervene or influence our operations at any time, which could result in . . . .” As applicable, please also describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

In response to the Staff’s comment, the Company has added the requested disclosure on pages 52 and 53 of the Amendment No. 3.

Capitalization, page 72

13.	Please revise to include current indebtedness in your capitalization. Refer to Item 3B of Form 20-F.

In response to the Staff’s comment, the Company has added the requested disclosure on page 74 of the Amendment No. 3.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 6

Enforceability of Civil Liabilities, page 74

14.	We note your disclosure that a “majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States.” Revise to identify such individuals and state whether they are located in the PRC or Hong Kong. Additionally, please include a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 66 and 77 of the Amendment No. 3.

Contractual Arrangements with the VIE and Its Shareholders, page 77

15.	We note your revisions changing references to “our VIE” to “the VIE” throughout your prospectus, but you maintain a reference to “our VIE” here. Please revise, so as to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amendment No. 3.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 84

16.	We note your response to comment 28, as well as your revised disclosure that you “recorded a decreased number of doctors issuing prescriptions, from 2,804 in the second quarter of 2021, to 2,253 in the same period in 2022, and from 2,811 in the third quarter of 2021, to 2,054 in the same period in 2022,” as well as your disclosure that “[t]he average number of our transacting patients decreased from 18,610 in the second quarter of 2021 to 14,870 in the same period in 2022, and from 18,747 in the third quarter of 2021, to 13,235 in the same period in 2022.” Please provide a more balanced picture for investors by also discussing here the relevant results in the first and fourth quarters.

Please address how you recorded over 80,000 doctors issuing prescriptions and over 600,000 transaction patients in such years cumulatively, given that your second and third quarters do not appear to have significantly contributed to such cumulative amounts.

In response to the Staff’s comment, the Company has added the requested disclosure on page 87 of the Amendment No. 3. The Company respectfully submits that it has revised such numbers from average to the total number of doctors issuing prescriptions, as well as the transacting patients for each quarter to give a direct picture of the fluctuations between the quarters.

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 7

The Company respectfully submits that the number of doctors issuing prescriptions as of December 31, 2021, 2022 and March 31, 2023 represents the cumulative number of doctors who have historically issued prescriptions to patients as of the date, and the increase represents the number of additional doctors issuing prescriptions who have never done so before. The number of doctors issuing prescriptions for each quarter of 2021 and 2022, as disclosed under the Impact of the COVID-19 Pandemic on Our Operations and Financial Performance section represents the number of doctors who issued prescriptions during the period. That said, for example, doctors who issued prescriptions in the fourth quarter could also be issuing prescriptions in the first, second and/or third quarter.

Similarly, the number of transacting patents as of December 31, 2021, 2022 and March 31, 2023 represents the cumulative number of registered patients who have historically purchased pharmaceutical products on our platform as of the date, and the increase represents the number of additional registered patients purchasing products on our platform who have never done so before. The average number of transacting patents for each quarter of 2021 and 2022 represents the number of registered patients who purchased pharmaceutical products on our platform during the quarter.

Principal [and Selling] Shareholders, page 143

17.	Please disclose in footnotes (3), (4), (5), (6), (7) and (8) the natural persons with investment and/or voting control over Nova Compass Investment Limited, Jiangsu Elite Healthcare Industry Investment Fund (Limited Partnership), Shanghai Zhongwei Anjian Venture Capital Partnership (Limited Partnership), Dazi Jinnuo Investment Management Consulting Co, Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership) and Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership). Also update the heading in this section to reflect that you are no longer contemplating a resale offering by certain selling shareholders, if true.

In response to the Staff’s comment, the Company has revised the requested disclosure on pages i,145 and 146 of the Amendment No. 3.

Financial Statements, page F-1

18.	It appears that you have had a change in your independent accountant. Please provide the disclosures required by Item 16F of Form 20-F or tell us why you believe the disclosures are not required.

The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that it has revised its disclosure on page 182 of the Amendment No. 3. to provide all of the disclosures required by Item 16F of Form 20-F regarding the changes in Company’s certifying accountant.

Notes to Financial Statements

Note 4 - Accounts Receivable, page F-24

19.	We note that your revenue increased by approximately 12 percent in fiscal year ended December 31, 2022, compared to December 31, 2021, wherein your accounts receivable increased approximately 92 percent in the same comparable period. Please tell us, and disclose in an appropriate place, the reason for the significant increase in accounts receivable.

The Company respectfully advises the Staff that the increase of accounts receivable as of December 31, 2022 was mainly due to the increase in accounts receivable of its pharmaceutical supply chain business. Since 2021, the Company has invested resources and vigorously promoted the pharmaceutical supply chain business to expand its revenue and improve the operational efficiency, as well as to enhance the overall supply capacity of the supply chain. In 2022, the revenue from pharmaceutical supply chain was RMB146.9 million compared to RMB98.7 million in 2021, representing a growth of 48.8%. This also led to an increase in accounts receivable due to the credit term around 45 days generally granted by the Company to supply chain customer. As of December 31, 2022, there was a significant increase in accounts receivable due to unpaid invoices.

In response to the Staff’s comment, the Company has revised the requested disclosure on page 92 of the Amendment No. 3.

*             *             *

Office of Trade & Services
Division of Corporation Finance
Securities and Exchange Commission	CONFIDENTIAL
August 23, 2023
Page 8

If you have any questions regarding the Amendment No. 3, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang
David Zhang

Enclosure

c.c.	Zheyang Shi, Chief Executive Officer

Li Xu, Financial Manager

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Erin Liu, Partner, Friedman LLP

Fang Liu, Esq., Partner, VCL Law LLP